Exhibit 6.5

Addendum to Buy and Sell Agreement

Date:                          June 29th, 2024                                                            ,covering Property located at, and Legally described as:

M 42 $TAKOMA PARK SUBDIVISION LOT 42

commonly known as	41210 PAIGN Drive, Sterling Heights, Michigan 48313

by	Wahed Financial LLC	as Buyer(s)

and	LAKEYSIA BROOKS	as Seller(s)

this Addendum to be part of the attached Buy and Sell Agreement.

The following is/are to be considered as part of the above referred to Buy and Sell Agreement, viz:

Both Parties Agree to the Following Terms:

1.	The Seller to get free occupancy for 30 days per the closing date.

2.	The Seller can stay for up to another 30 days after the free occupancy period by paying a daily rental fee of $76/Day

3.	The Title Company to Hold $500 Water Escrow

Witness:	as Buyer(s):

/s/ Nawvid Ahmed

Witness:	as Seller(s)

Form D, ©1994 Michigan Association of REALTORS®, revised 4/94